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                                                                  Exhibit 99(d)




                           TENDER FOR ALL OUTSTANDING
                SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK
           (INCLUDING SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK
                    REPRESENTED BY $3.00 DEPOSITARY SHARES)
                                IN EXCHANGE FOR
               ___% CONVERTIBLE SUBORDINATED QUARTERLY INCOME
                         CAPITAL SECURITIES DUE 2024
                                       OF
                                AMR CORPORATION

To Our Clients:

         We are enclosing herewith a Prospectus, dated ________ __, 1994, of AMR Corporation (the "Company"), and a related Letter of Transmittal (which together constitute the "Exchange Offer") relating to the offer by the Company to exchange $1,000 principal amount of its __% Convertible Subordinated Quarterly Income Capital Securities due 2024 for every two (2) shares of its Series A Cumulative Convertible Preferred Stock (liquidation preference $500 per share) (the "Preferred Stock") (including Preferred Stock represented by certain $3.00 Depositary Shares, each of which represents 1/10 of a share of Preferred Stock), upon the terms and subject to the conditions set forth in the Exchange Offer.

         Please note that the Offer will expire at 5:00 pm., New York City time, on ____ __, 1994, unless extended.

         The Offer is conditioned upon Preferred Stock with an aggregate liquidation preference of not less than $200 million being validly tendered and not withdrawn.

         We are the holder of record of Preferred Stock or Depositary Shares held by us for your account. A tender of such Preferred Stock or Depositary Shares can be made only by us as the record holder and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Preferred Stock or Depositary Shares held by us for your account.

         We request instructions as to whether you wish to tender any or all of the Preferred Stock or Depositary Shares held by us for your account pursuant to the terms and conditions of the Exchange Offer.


                                             Very truly yours,